BRADLEY PHARMACEUTICALS, INC.
             CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (UNAUDITED)


NOTE A - Summary of Accounting Policies
         ------------------------------

     The unaudited interim financial statements of Bradley Pharmaceuticals, Inc. (the "Company") have been prepared in accordance with accounting principles generally accepted in the United States of America and rules and regulations of the Securities and Exchange Commission for interim financial information. Accordingly, they do not include all of the information and footnote disclosures required by accounting principles generally accepted in the United States of America for complete financial statements.

     In the opinion of the Company, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring entries) necessary to present fairly the financial position as of September 30, 2000 and the results of operations for the three and nine month periods ended September 30, 2000 and 1999 and cash flows for the nine months ended September 30, 2000 and 1999.

     The accounting policies followed by the Company are set forth in Note A of the Company's financial statements as contained in the Form 10-KSB for the year ended December 31, 1999 filed with the Securities and Exchange Commission. These financial statements should be read in conjunction with the Form 10-KSB for the year ended December 31, 1999.

     The results reported for the three and nine month periods ended
September 30, 2000 are not necessarily indicative of the results of operations which may be expected for a full year.

NOTE B - Loss Due to Impairment of Asset
         -------------------------------

     The Company continually reevaluates whether events and circumstances have occurred that would require adjustments to the carrying values of its intangible assets or revisions of estimates of useful lives. To the extent such an event or circumstance has occurred, management will assess the recoverability of the related asset. This evaluation is based on the Company's projection of the undiscounted cash flows of the related intangible assets.


                                        7


     To the extent such projections indicate that the undiscounted cash flows are not expected to be adequate to recover the carrying amounts of the related intangibles, such intangible assets are deemed impaired. An impairment loss is recognized through a charge to expense in amounts equal to the excess of the carrying amount of intangible assets over their respective fair values.

     During the First Quarter 2000, the Company recorded an impairment loss relating to the DECONAMINE(R) trademark. As a result of the Company's strategic review process of its product lines and related intangible assets, the Company determined that an event or circumstance occurred. The Company changed its future sales forecast for the product during April 2000 after it became apparent that significant marketing attention during the Fourth Quarter 1999 had minimal impact on the product's sales. Consequently, the fair value of the DECONAMINE(R) trademark was calculated on the basis of discounted estimated future cash flows and resulted in a noncash charge of $3,897,000. This charge, which has been recorded in the consolidated statement of operations during the three months ended March 31, 2000, had no impact on the Company's cash flow.

    Additionally during the First Quarter 2000, the Company revised its estimate of the useful life of DECONAMINE(R). The Company believes that a remaining useful life of 13 years is appropriate.

   	The Company believes the remaining carrying amounts of its intangible assets at September 30, 2000 are recoverable.

NOTE C - Revolving Credit Facility
         -------------------------

    	On May 15, 2000, LaSalle Business Credit, Inc. waived the existing defaults due to violations of certain covenants, which occurred during the First Quarter 2000. On June 19, 2000, LaSalle further amended the Loan Agreement by reducing future funding through the use of the acquisition note by $1 million, decreasing the revolving asset-based credit facility by $1.5 million, increasing the interest rate by 1/2% for the acquisition note, increasing the interest rate by 1/2% for the revolving asset-based credit facility, and reduced certain covenants to more favorable terms for future quarters.

     The amended Loan Agreement is now comprised of a $3.5 million revolving asset-based credit facility and a $1.5 million acquisition note. Advances under the revolving credit facility are calculated pursuant to a formula, which based on the Company's then "eligible" accounts receivable and inventory levels. This loan agreement has an initial term of three years, requires an annual fee, and is subject to an unused credit line percentage fee. Interest now accrues on amounts outstanding under this Loan Agreement at the rate equal to the prime rate of interest, announced from time to time, by LaSalle National Bank plus 1 1/2% for the revolving credit facility (11% as of September 30, 2000) and plus 2 1/2% for the amount outstanding for the acquisition note (12% as of September 30, 2000). The Company's obligations under this loan have been collateralized by granting to LaSalle a lien on substantially all the assets of the Company.

     The Company had $624,000 and $992,000 in borrowings issued under the revolving asset-based line of credit and the acquisition note at September 30, 2000, respectively, with a remaining availability pursuant to a borrowing base of $1,730,000 from the revolving line of credit and $508,000 from the acquisition note.


                                       8


NOTE D - Net Income (Loss) Per Common Share
         ----------------------------------

     The Company computes income per share in accordance with Statement of Financial Accounting Standards No. 128 Earnings per Share (SFAS 128) which specifies the compilation, presentation and disclosure requirements for income per share for entities with publicly held common stock or instruments which are potentially common stock.

     Basic net income per common share is determined by dividing the net income by the weighted average number of shares of common stock outstanding. Diluted net income per common share is determined by dividing the net income by the weighted number of shares outstanding and dilutive common equivalent shares from stock options and warrants. A reconciliation of the weighted average basic common shares outstanding to weighted average diluted common shares outstanding follows:


                             Three Months Ended           Three Months Ended
                             September 30, 2000           September 30, 1999

Basic Shares                      7,910,000                    7,900,000
Dilution: Stock Options and
    Warrants                         50,000                       30,000
                                  ---------                    ---------
Diluted Shares                    7,960,000                    7,930,000
                                  =========                    =========

Income (loss) available to
    Common shareholders         $   375,774                  $   (83,680)

Basic earnings (loss)
    per share                   $      0.05                  $     (0.01)
Diluted earnings (loss)
    per share                   $      0.05                  $     (0.01)


                              Nine Months Ended            Nine Months Ended
                             September 30, 2000           September 30, 1999

Basic Shares                      7,900,000                    8,010,000
Dilution: Stock Options and
    Warrants                          -0-                         60,000
                                  ---------                    ---------
Diluted Shares                    7,900,000                    8,070,000
                                  =========                    =========
Income (loss) available to
    Common shareholders         $(4,111,705)                 $   565,488

Basic earnings (loss)
    per share                   $     (0.52)                 $      0.07
Diluted earnings (loss)
    per share                   $     (0.52)                 $      0.07

    For the nine months ended September 30, 2000, 170,000 stock options and warrants were not considered, as they would be antidilutive.

Note E - Business Segment Information
         ----------------------------

     The Company's two reportable segments are Kenwood Therapeutics (nutritional, respiratory, personal hygiene and internal medicine brands) and Doak Dermatologics, Inc. (dermatological brands).

     The accounting policies used to develop segment information correspond to those described in the 1999 10-KSB's summary of significant accounting policies. The reportable segments are distinct business units operating in different industries with no intersegment sales. The following information about the two segments are for the nine months ended September 30, 2000 and 1999.

                                      2000                1999
         Net sales:
         Kenwood Therapeutics     $ 4,163,000         $ 7,600,000
         Doak Dermatologics, Inc.   7,394,000           5,944,000
                                   ----------          ----------
                                  $11,557,000         $13,544,000
                                   ==========          ==========


                                            9

         Depreciation and
         amortization:
         Kenwood Therapeutics     $   523,000         $   712,000
         Doak Dermatologics, Inc.     185,000             184,000
                                   ----------          ----------
                                  $   708,000         $   896,000
                                   ==========          ==========
         Net income (loss):
         Kenwood Therapeutics     $(5,086,000)        $  (221,000)
         Doak Dermatologics, Inc.     974,000             786,000
                                   ----------          ----------
                                  $(4,112,000)        $   565,000
                                   ==========          ==========
         Segment assets:
         Kenwood Therapeutics     $13,603,000         $18,103,000
         Doak Dermatologics, Inc.   2,527,000           2,876,000
                                   ----------          ----------
                                  $16,130,000         $20,979,000
                                   ==========          ==========
         Geographic information
         (revenues):
         Kenwood Therapeutics
            United States         $ 3,813,000         $ 7,284,000
            Other countries           350,000             316,000
                                   ----------          ----------
                                  $ 4,163,000         $ 7,600,000
                                   ==========          ==========
         Doak Dermatologics, Inc.
            United States         $ 6,147,000         $ 4,955,000
            Other countries         1,247,000             989,000
                                   ----------          ----------
                                  $ 7,394,000         $ 5,944,000
                                   ==========          ==========

    	The basis of accounting that is used by the Company to allocate expenses that relate to both segments are based upon the proportionate quarterly net sales of each segment. Accordingly, the allocation percentage used can differ between quarters and years depending on the segments proportionate net sales over total net sales.

Note F - Subsequent Event
         ----------------

     On November 3, 2000, the Company was informed by the Department of Health & Human Services of recent developments relating to phenylpropanolamine (PPA). The Agency's Nonprescription Drugs Advisory Committee (NDAC) determined that there is an association between PPA and hemorrhagic stroke and recommended that PPA not be considered generally recognized as safe for OTC use as a nasal decongestant. Based on these recent developments, Food and Drug Administration (FDA) intends to initiate rulemaking to classify PPA as nonmonograph (not generally recognized as safe and effective) for OTC use. Also, FDA has significant concerns about the continued use of PPA in prescription drug products, and therefore intends to take action to remove
PPA from prescription drug products.

     The Company currently has two non-strategic products, DUADACIN(R) and IPSATOL(R), with PPA and intends to cease distribution until possible approved alternatives are available. Management presently believes that the outcome of this recent development will not have a material adverse effect on the Company's consolidated financial position or results from operations.


                                     10


                          BRADLEY PHARMACEUTICALS, INC.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

     This document may contain forward-looking statements, which reflect management's current views of future events and operations. These forward-looking statements are based on assumptions and external factors, including assumptions relating to regulatory action, capital requirements and competing products. Any changes in such assumptions or external factors could produce significantly different results.

RESULTS OF OPERATIONS
---------------------

    NET SALES (net of all adjustments to sales) for the three and nine months ended September 30, 2000 were $4,668,000 and $11,557,000, respectively, representing an increase of $540,000 for the three months ended September 30, 2000, and a decrease of $1,987,000 for the nine months ended September 30, 2000. The increase for the three months ended September 30, 2000 was primarily due to new product sales of GLUTOFAC(R)-MX, CARMOL(R) Shampoo, CARMOL(R) Lotion, CARMOL(R) Scalp Treatment Kit, and CARMOL(R) 40 7oz, which accounted for $2,314,000 and was partially offset by sales decreases of DECONAMINE(R), BRONTEX(R) AND ACIDMANTLE(R). The decrease for the nine months ended September 30, 2000 primarily reflects declines resulting from Kenwood Therapeutics respiratory products, mostly DECONAMINE(R) and BRONTEX(R), which was partially offset by sales increases of the existing products of GLUTOFAC(R)-ZX and CARMOL(R) 40. The decrease for products sales product sales for the nine months ended September 30, 2000 was primarily due to the reduction of wholesaler stocking programs as well as continued pressures from generic substitution, formulary restrictions, and the launch of new competitive products.

    Chargebacks and rebates are the difference between prices at which the Company sells its products (principally DECONAMINE(R) SR) to wholesalers and the sales price ultimately paid by the end-user (often governmental agencies and managed care buying groups) pursuant to fixed price contracts. The Company records an estimate of the amount either to be charged-back to the Company or rebated to the end-user at the time of sale to the wholesaler.

    The Company increased the percentage used to adjust gross sales to net sales for the nine months ended September 30, 2000, resulting in decreased net sales and profits of $390,000. The increase reflects a higher proportion of charges against gross sales because of lower gross sales. However, the trend for actual chargebacks did not increase. Any future changes of this percentage will reflect continuing analysis of this trend. There is no assurance that this trend will continue.

    COST OF SALES for three and nine months ended September 30, 2000 were $1,061,000 and $2,915,000, respectively, representing a decrease from the three and nine months ended September 30, 1999 of $10,000 and $811,000. The gross profit margin for the three and nine months ended September 30, 2000 were 77% and 75%, respectively, as compared to 74% and 72% during the three


                                      11


and nine months ended September 30, 1999. The increases in the gross profit percentages reflect a change in the Company's sales mix with greater sales of prescription products that historically carry a higher gross profit percentage. The change in the sales mix represented an increase in prescription products of CARMOL(R) 40 and GLUTOFAC(R)-ZX. In addition, the Company benefited from cost savings due to outsourcing to more cost efficient vendors.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES for the three and nine months ended September 30, 2000 were $2,696,000 and $8,104,000, respectively, representing a decrease of $185,000 from the three months ended September 30, 1999 and an increase of $252,000 from the nine months ended September 30, 1999. The decrease in selling, general and administrative expenses for the three months ended September 30, 2000 was due to more stringent budgetary constraints and increased focus on higher returns for promotional expenditures. The increase in selling, general and administrative expenses for the nine months ended September 30, 2000 continues to reflect increased investment in the Company's sales and marketing areas, with resulting increases in salaries, employee benefits, payroll taxes, promotional and advertising expenses. The Company is taking steps designed to reduce expenses and maintain cost controls, where applicable.

    DEPRECIATION AND AMORTIZATION EXPENSES for the three and nine months ended September 30, 2000 were $226,000 and $708,000, respectively, representing a decrease of $32,000 and $189,000 as compared to the three and nine months ended September 30, 1999. The decreases were principally due to the reduction in amortization of the intangible asset DECONAMINE(R), as result of the impairment write-off taken in the First Quarter 2000.

    INTEREST EXPENSES-NET for the three and nine months ended September 30, 2000 were $70,000 and $182,000, respectively, representing an increase of $19,000 and 9,000 from the three and nine months ended September 30, 1999. The increase for the three and nine months ended September 30, 2000 was principally due to an increase in borrowings and interest rates from the revolving asset-based credit facility.

    INCOME TAX EXPENSE for the three months ended September 30, 2000 was $240,000, as compared to, an income tax benefit of $48,000 for the same period the prior year. The income tax benefit for the nine months ended September 30, 2000 was $137,000, as compared to, an income tax expense of $332,000 for the same period in the prior year. The effective tax rate used to calculate the income tax expense for the three months ended September 30, 2000 and the income tax benefit for the nine months ended September 30, 2000 approximates the federal and state statutory rates, excluding the effects of any future utilization of deferred tax benefits (which include the impairment charge), which have been fully reserved.

    NET INCOME for the three months ended September 30, 2000 was $376,000, as compared to, net loss of $84,000 for the same period the prior year. The net loss for the nine months ended September 30, 2000 was $4,112,000, as compared to, net income of $565,000 for the same period in the prior year. The increase for the three months ended September 30, 2000 was primarily due to increases in net sales, an increase in gross profit margin, a decrease in selling, general, and administrative expenses, and a decrease in depreciation


                                       12


and amortization. The decrease for the nine months ended September 30, 2000 was principally due to a decrease in net sales, an increase in the selling, general and administrative expense, and the loss due to the impairment of the intangible DECONAMINE(R), which was partially offset by increase in gross profit margin, decrease in depreciation and amortization and the recording of an income tax benefit.

    Net loss for Kenwood Therapeutics for nine months ending September 30, 2000 was $5,086,000, representing a decrease of $4,865,000 from the same period in the prior year. The decrease was principally due to a decrease in net sales, decrease in gross profit margin and the loss due to the impairment of the DECONAMINE(R) trademark. The products DECONAMINE(R) and BRONTEX(R) primarily contributed to the decrease in net sales, which was partially offset by an increase in GLUTOFAC(R)-ZX.

    Net income for Doak Dermatologics for the nine months ended September 30, 2000 was $974,000, representing an increase of $188,000 from the same period in the prior year. The increase was principally due to an increase in net sales and increase in gross profit margin. The existing product CARMOL(R) 40 and new product launches in the Third Quarter 2000 primarily contributed to the increase in net sales and gross profit margin.

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

    On September 30, 2000, the Company had working capital of $1,931,000, an increase of $1,194,000 over the December 31, 1999 working capital of $737,000. The increase in the Company's working capital position at September 30, 2000 was primarily due to the reduction in the current maturities of long-term debt, a reduction in accounts payable, a reduction in borrowings on the revolving credit and the recording of a refundable income tax resulting from the loss from the nine months ending September 30, 2000, which would be available to carry back against taxes paid in prior periods and partial offsets due to reductions in cash, accounts receivable and prepaid samples.

    Cash provided by operations consisted primarily of (i) a net loss, partially offset by noncash charges for depreciation and amortization and a loss due to impairment of the trademark DECONAMINE(R); (ii) a decrease in accounts receivable of $1,649,000, primarily due to fewer wholesaler stocking programs in the end of the Third Quarter 2000 versus the end of the Fourth Quarter 1999, which is historically prompted by offering discounts. The Company offered discounts to fewer wholesalers during the nine months ending September 30, 2000 in comparison to same period in the prior year and expects to reduce its reliance of such wholesaler stocking programs in the future.
(iii) a decrease in inventory and prepaid samples and materials of $201,000, primarily due to usage of the Company's inventory stocking for Year 2000; (iv) a decrease in prepaid expenses and other of $20,000; (v) a decrease in accounts payable of $406,000; (vi) an increase in accrued expenses of $31,000; and (vii) an increase in refundable income tax of $489,000 principally due to the net loss during the nine months ending September 30, 2000.


                                      13


    Cash used in investing activities consisted of investment in trademarks and other intangible assets of $21,000 and purchases of property and equipment of $7,000.

    Cash used in financing activities consisted primarily of (i) a payment of long-term debt of $266,000; (ii) net repayments of the revolving credit line of $1,496,000; and (iii) net distributions of treasury shares of $72,000 primarily due to funding the 401(k) Plan matching contribution.

    On February 7, 2000, the Company borrowed $1,161,000 from the acquisition note from LaSalle Business Credit, Inc. in order to satisfy the current note payable that was in connection with the acquisition of BRONTEX(R). The Company had $992,000 in borrowings issued under the acquisition note at September 30, 2000, with a remaining availability of $508,000.

    On June 19, 2000, LaSalle further amended the Loan Agreement by reducing future funding through the use of the acquisition note by $1 million, decreasing the revolving asset-based credit facility by $1.5 million, increasing the interest rate by 1/2% for the acquisition note, increasing the interest rate by 1/2% for the revolving asset-based credit facility, and reduced certain covenants to more favorable terms for future quarters. The rates in effect as of September 30, 2000 for the acquisition note and the revolving asset-based credit facility were 12% and 11%, respectively. Currently, the Company's borrowing capacity from LaSalle is $3,500,000 for the asset-based revolving credit and $1,500,000 for the acquisition note. The Company had $624,000 in borrowings issued under the revolving asset-based line of credit at September 30, 2000, with a remaining availability pursuant to a borrowing base of $1,730,000.

    The facility with LaSalle includes various restrictive covenants prohibiting the Company with certain limited exceptions, from, among other things, incurring additional indebtness and paying dividends, substantial asset sales and certain other payments. The facility also contains financial covenants including net worth, interest coverage ratio, debt service ratio, and earnings before interest, taxes, depreciation, and amortization ("EBITDA"), and a minimum net loss.

    In January 1999, the Company completed the repurchase program of 400,000 of its outstanding shares and also initiated the repurchasing of an additional 600,000 shares in open market transactions resulting in a cumulative repurchase of 12% of its outstanding common stock over 36 months from January 1999. These shares will be held in the Company's Treasury and be used for purposes deemed necessary by the Board of Directors, including funding the 401(k) Plan matching contribution. Through November 1, 2000, the Company repurchased 864,000 shares of common stock (15,000 shares repurchased during the nine months ending September 30, 2000) at a total cost of $1,080,000.

    The Company believes that cash flow from operations and funds available from the revolving credit facility will be sufficient to satisfy the Company's cash flow requirements for at least the next 12 months.

                                    14

Item 1. Legal Proceedings
        -----------------

     The Company is involved in legal proceedings of various types in the ordinary course of business. While any such litigation to which the Company is a party contains an element of uncertainty, management presently believes that the outcome of each such proceeding or claim which is pending or known to be threatened, or all of them combined, will not have a material adverse effect on the Company's consolidated financial position or results from operations.

Item 5. Other Information
        -----------------

    	On November 3, 2000, the Company was informed by the Department of Health & Human Services of recent developments relating to phenylpropanolamine (PPA). The Agency's Nonprescription Drugs Advisory Committee (NDAC) determined that there is an association between PPA and hemorrhagic stroke and recommended that PPA not be considered generally recognized as safe for OTC use as a nasal decongestant. Based on these recent developments, Food and Drug
Administration (FDA) intends to initiate rulemaking to classify PPA as nonmonograph (not generally recognized as safe and effective) for OTC use.
Also, FDA has significant concerns about the continued use of PPA in prescription drug products, and therefore intends to take action to remove PPA from prescription drug products.

     The Company currently has two non-strategic products, DUADACIN(R) and IPSATOL(R), with PPA and intends to cease distribution until possible alternatives are available. Management presently believes that the outcome of this recent development will not have a material adverse effect on the Company's consolidated financial position or results from operations.

Item 6. Exhibits and Reports on Form 8-K
        --------------------------------

       (a) Exhibits
           27. Financial Data Schedule

       (b) Reports on Form 8-K
           None














                                        15



                                    SIGNATURES
                                    ----------

In accordance with the requirement of the Exchange Act, the Registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                            BRADLEY PHARMACEUTICALS, INC.
                            -----------------------------
                                    (REGISTRANT)



Date: November 14, 2000                  /s/ Daniel Glassman
                                         -----------------------------
                                         Daniel Glassman
                                         Chairman of The Board, President and
                                         Chief Executive Officer
                                         (Principal Executive Officer)

Date: November 14, 2000                  /s/ R. Brent Lenczycki, CPA
                                         -----------------------------
                                         R. Brent Lenczycki, CPA
                                         Vice President of Finance
                                         (Principal Financial and
                                          Accounting Officer)















                                         16